

November 1, 2013

Via E-mail
Gregory P. Anderson
President and Chief Executive Officer
The LGL Group, Inc.
2525 Shader Road
Orlando, Florida 32804

>   **Re: The LGL Group, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed October 30, 2013**
>   **File No. 333-191269**

Dear Mr. Anderson:

We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Exhibit 5.1

1.   It appears that the warrants are governed by the laws of the State of Delaware; however, we note that counsel has limited its opinion to the laws of "the State of New York, the General Corporation Law of the State of Delaware (exclusive of court decisions and regulations interpreting the same) and the Federal laws of the United States of America." Please file an exhibit which opines that the warrants are binding obligations of the registrant under all applicable laws of the jurisdiction governing the warrants, including Delaware contract law. Also, tell us the authority on which you rely to conclude that filing an opinion that excludes court decisions and regulations satisfies your obligations under Regulation S-K Item 601(b)(5).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Robert H. Friedman, Esq.
Olshan Frome Wolosky LLP